Filed Pursuant to Rule 433

Registration No. 333-158663

Subject to Completion

Preliminary Term Sheet dated January 27, 2011

The notes are being offered by Bank of America Corporation (“BAC”). The notes will have the terms specified in this term sheet as supplemented by the documents indicated below under “Additional Terms” (together, the “Note Prospectus”). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” on page TS-6 of this term sheet and beginning on page S-10 of product supplement STR-2. The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as principal for your account.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.000	$
Underwriting discount (1)	$0.125	$
Proceeds, before expenses, to Bank of America Corporation	$9.875	$

(1)	The public offering price and underwriting discount for any purchase of 500,000 or more units in a single transaction by an individual investor will be $9.975 per unit and $0.10 per unit, respectively. The public offering price and underwriting discount for any purchase by certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A. will be $9.875 per unit and $0.00 per unit, respectively.

*Depending on the date the notes are priced for initial sale to the public (the “pricing date”), which may be in February 2011 or March 2011, the settlement date may occur in February 2011 or March 2011, the maturity date may occur in February or March 2012 and the Observation Dates may be adjusted accordingly. Any reference in this term sheet to the month in which the pricing date, settlement date, maturity date, or any Observation Date will occur is subject to change as specified above.

Merrill Lynch & Co.
February , 2011

Units

Strategic Accelerated Redemption Securities®

Linked to the Russell 2000® Index,

due March    , 2012

$10 principal amount per unit

Term Sheet No.

Expected Pricing Date* February , 2011 Settlement Date* March , 2011 Maturity Date* March , 2012 CUSIP No.

Strategic Accelerated Redemption Securities®

The notes will be called at an amount equal to the $10 principal amount per unit plus a Call Premium if the closing value of the Russell 2000 Index (the “Index”) on any Observation Date is equal to or greater than 100% of its Starting Value.

The Call Premium will be between 9% and 13% of the Original Offering Price per annum (equivalent to between 4.50% and 6.50% if the notes are called on the first Observation Date, or between 6.75% and 9.75% if the notes are called on the second Observation Date)

1-to-1 downside loss if the notes are not called prior to maturity and the closing value of the Index decreases below the Threshold Value, with up to 95% of the principal amount at risk

A maturity of approximately one year

Payments on the notes are subject to the credit risk of Bank of America Corporation

No periodic interest payments

No listing on any securities exchange

Summary

The Strategic Accelerated Redemption Securities® Linked to the Russell 2000® Index, due March    , 2012 (the “notes”), are our senior unsecured debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BAC.

The notes provide for an automatic call if the Observation Level of the Russell 2000® Index (the “Index”) on any Observation Date is equal to or greater than the Call Level. If the notes are called on any Observation Date, you will receive on the Call Settlement Date an amount per unit (the “Call Amount”) equal to the Original Offering Price of the notes plus the applicable Call Premium. If your notes are not called, the amount you receive on the maturity date (the “Redemption Amount”) will not be greater than the Original Offering Price per unit and will be based on the direction of and percentage change in the level of the Index from the Starting Value, as determined on the pricing date, to the Ending Value, as determined on the final Observation Date. Investors must be willing to forgo interest payments on the notes and be willing to accept a repayment that may be less, and potentially significantly less, than the Original Offering Price of the notes. Investors also must be prepared to have us call their notes on any Observation Date. Investors’ gain or loss generally will be long-term capital gain or loss if the notes are held for more than one year, and otherwise will be short-term capital gain or loss. Accordingly, if the notes are called on the first or second Observation Date, any capital gain or loss generally will be short-term capital gain or loss. Any such gain or loss is subject to certain tax implications, set forth under “Summary Tax Consequences” and “Certain U.S. Federal Income Taxation Considerations.”

Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement STR-2. Unless otherwise indicated or unless the context requires otherwise, all references in this term sheet to “we,” “us,” “our,” or similar references are to BAC.

Terms of the Notes

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$10.00 per unit
Term:	Approximately one year
Market Measure:	Russell 2000® Index (Bloomberg symbol: “RTY”)
Starting Value:	The closing level of the Index on the pricing date.
Ending Value:

The Observation Level on the final Observation Date. If it is determined that a scheduled Observation Date is not a Market Measure Business Day, or if a Market Disruption Event occurs on a scheduled Observation Date, the Ending Value will be determined as more fully described beginning on page S-25 of product supplement STR-2.

Observation Level:	The closing level of the Index on any Observation Date
Observation Dates:	August , 2011, November , 2011, and February , 2012 (the final Observation Date). The Observation Dates will occur approximately six, nine, and twelve months after the pricing date.
Call Level:	100% of the Starting Value
Call Amounts (per Unit):

$10.450 - $10.650 if called on August    , 2011, $10.675 - $10.975 if called on November    , 2011, and $10.900 - $11.300 if called on February    , 2012. The actual Call Amounts will be determined on the pricing date and will be set forth in the final term sheet that will be made available in connection with the sale of the notes.

Call Premium:

9% - 13% of the Original Offering Price per annum. The actual Call Premium will be determined on the pricing date and will be set forth in the final term sheet that will be made available in connection with the sale of the notes.

Call Settlement Date:

The fifth Banking Business Day following an Observation Date, if the notes are called on that Observation Date, subject to postponement as described on page S-25 of product supplement STR-2; provided however, that the Call Settlement Date related to the final Observation Date will be the maturity date.

Threshold Value:	95% of the Starting Value (rounded to two decimal places).
Leverage Factor:	100%
Calculation Agent:	MLPF&S, a subsidiary of BAC

Determining Payment on the Notes

Automatic Call Provision:

The notes will be automatically called on an Observation Date if the Observation Level on that Observation Date is equal to or greater than the Call Level. If the notes are called, you will receive on the Call Settlement Date the Call Amount per unit applicable to that Observation Date, which is equal to the Original Offering Price per unit plus the applicable Call Premium.

Payment at Maturity:

If the notes are not called prior to the maturity date, you will receive the Redemption Amount per unit on the maturity date, calculated as follows:

Strategic Accelerated Redemption Securities®	TS-2

Hypothetical Payments

Set forth below are five hypothetical examples of payment calculations (with hypothetical Call Amounts and hypothetical Redemption Amounts rounded to three decimal places), based on:

1) a hypothetical Starting Value of 786.89, the closing level of the Index on January 19, 2011;

2) a hypothetical Threshold Value of 747.55, or 95% of the hypothetical Starting Value;

3) a hypothetical Call Level of 786.89, or 100% of the hypothetical Starting Value;

4) a hypothetical term of the notes from January 26, 2011 to February 2, 2012, a term expected to be similar to that of the notes;

5) a hypothetical Call Premium of 11% of the Original Offering Price per unit per annum, the midpoint of the Call Premium range of 9% to 13% of the Original Offering Price per annum; and

6) hypothetical Observation Dates occurring on July 26, 2011, October 26, 2011, and January 26, 2012.

The Notes Are Called on One of the Observation Dates

The notes have not been previously called and the Observation Level on the relevant Observation Date is equal to or greater than the Call Level. Consequently, the notes will be called at the Call Amount per unit equal to $10.000 plus the applicable Call Premium.

Example 1

If the call is related to the hypothetical Observation Date that falls on July 26, 2011, the hypothetical Call Amount per unit will be:

$10.000 plus the Call Premium of $0.550 = $10.550 per unit.

Example 2

If the call is related to the hypothetical Observation Date that falls on October 26, 2011, the hypothetical Call Amount per unit will be:

$10.000 plus the Call Premium of $0.825 = $10.825 per unit.

Strategic Accelerated Redemption Securities®	TS-3

Example 3

If the call is related to the hypothetical Observation Date that falls on January 26, 2012, the hypothetical Call Amount per unit will be:

$10.000 plus the Call Premium of $1.100 = $11.100 per unit.

The Notes Are Not Called on any of the Observation Dates

Example 4

The notes are not called on any of the hypothetical Observation Dates and the hypothetical Ending Value of the Index on the final Observation Date is not less than 747.55, the hypothetical Threshold Value. The hypothetical Redemption Amount per unit will therefore be $10.000.

Strategic Accelerated Redemption Securities®	TS-4

Example 5

The notes are not called on any of the hypothetical Observation Dates and the hypothetical Ending Value of the Index on the final Observation Date is less than 747.55, the hypothetical Threshold Value. The hypothetical Redemption Amount will be less, and possibly significantly less, than the Original Offering Price per unit.

If the hypothetical Ending Value is 668.86, or 85% of the hypothetical Starting Value, the hypothetical Redemption Amount will be:

$10 +	[	$10 ×	(668.86 – 747.55)	× 100%	]	= $9.000 per unit
786.89

These examples have been prepared for purposes of illustration only. Your actual return will depend on the actual Starting Value, the actual Observation Level on the applicable Observation Date, the Ending Value, if applicable, the Call Premium, and the term of your investment.

Summary of the Hypothetical Examples

Notes Are Called on an Observation Date	Hypothetical Observation Date on July 26, 2011	Hypothetical Observation Date on October 26, 2011	Hypothetical Observation Date on January 26, 2012

Hypothetical Starting Value	786.89	786.89	786.89

Hypothetical Call Level	786.89	786.89	786.89

Hypothetical Observation Level on the Observation Date	865.58	826.23	826.23

Hypothetical Return of the Index (excluding any dividends)	10.00%	5.00%	5.00%

Hypothetical Return of the Notes	5.50%	8.25%	11.00%

Hypothetical Call Amount per Unit	$10.550	$10.825	$11.100

Notes Are Not Called on Any Observation Date	Hypothetical Ending Value Is Greater than the Threshold Value		Hypothetical Ending Value Is Less than the Threshold Value

Hypothetical Starting Value	786.89		786.89

Hypothetical Ending Value	763.28		668.86

Hypothetical Threshold Value	747.55		747.55

Hypothetical Return of the Index (excluding any dividends)	-3.00%		-15.00%

Hypothetical Return of the Notes	0.00%		-10.00%

Hypothetical Redemption Amount per Unit	$10.000		$9.000

Strategic Accelerated Redemption Securities®	TS-5

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. The following is a list of certain of the risks involved in investing in the notes. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page S-10 of product supplement STR-2 and page S-4 of the MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	If the notes are not called prior to maturity, your investment may result in a loss; there is no guaranteed return of principal.

▪	Your return, if any, is limited to the return represented by the Call Premium.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity.

▪	Your investment return may be less than the return on a comparable investment directly in the stocks included in the Index.

▪	You must rely on your own evaluation of the merits of an investment linked to the Index.

▪

In seeking to provide you with what we believe to be commercially reasonable terms for the notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging, and distributing the notes.

▪	A trading market is not expected to develop for the notes. MLPF&S is not obligated to make a market for, or to repurchase, the notes.

▪	The amount that you receive at maturity or upon a call will not be affected by all developments relating to the Index.

▪	Russell Investments (“Russell”) may adjust the Index in a way that affects its level, and Russell has no obligation to consider your interests.

▪

You will have no rights of a holder of the securities represented by the Index, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

▪

While we or our affiliates may from time to time own shares of companies included in the Index, except to the extent that our common stock is included in the Index, we do not control any company included in the Index, and are not responsible for any disclosure made by any other company.

▪

If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than their Original Offering Price.

▪	Payments on the notes are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the notes.

▪	Purchases and sales by us and our affiliates of shares of companies included in the Index may affect your return.

▪	Our trading and hedging activities may create conflicts of interest with you.

▪	Our hedging activities may affect your return on the notes and their market value.

▪	Our business activities relating to the companies represented by the Index may create conflicts of interest with you.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪

The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Summary Tax Consequences” and “Certain U.S. Federal Income Taxation Considerations” below and “U.S. Federal Income Tax Summary” beginning on page S-43 of product supplement STR-2.

Strategic Accelerated Redemption Securities®	TS-6

Investor Considerations

You may wish to consider an investment in the notes if:

▪	You anticipate that the closing level of the Index will be equal to or greater than the Call Level on any Observation Date and you seek an early exit prior to maturity at a premium in that case.

▪

You are willing to receive a pre-determined return on your investment, capped at the Call Premium, in case the notes are called, regardless of the performance of the Index from the Starting Value to the date on which the notes are called.

▪	You are willing to accept that the notes may not be called prior to the maturity date, in which case your return on your investment will be equal to or less than the Original Offering Price per unit.

▪	You accept that your investment will result in a loss, which could be significant, if the level of the Index decreases below the Threshold Value on the final Observation Date.

▪	You are willing to forgo interest payments on the notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You seek exposure to the Index with no expectation of receiving dividends or other benefits of owning the stocks included in the Index.

▪

You are willing to accept that a trading market is not expected to develop for the notes. You understand that secondary market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness.

▪	You are willing to make an investment, the payment on which depends on our creditworthiness, as the issuer of the notes.

The notes may not be an appropriate investment for you if:

▪	You want to hold your notes for the full term.

▪	You anticipate that the level of the Index will decrease from the Starting Value to the Ending Value.

▪	You anticipate that the Observation Level will not be equal to or greater than the Call Level on any Observation Date.

▪	You seek a return on your investment that will not be capped at the Call Premium.

▪	You seek 100% principal protection or preservation of capital.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends or other distributions paid on the stocks included in the Index.

▪	You seek assurances that there will be a liquid market if and when you want to sell the notes prior to maturity.

▪	You are unwilling or are unable to assume the credit risk associated with us, as the issuer of the notes.

Strategic Accelerated Redemption Securities®	TS-7

Other Provisions

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

Supplement to the Plan of Distribution

MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of FINRA Rule 5121. Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us on the issue date as principal at the purchase price indicated on the cover of this term sheet, less the indicated underwriting discount. MLPF&S will not receive an underwriting discount for the notes sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units.

MLPF&S may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the notes but is not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

Strategic Accelerated Redemption Securities®	TS-8

The Index

All disclosures contained in this term sheet regarding the Index, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, Russell. Russell, which owns the copyright and all other rights to the Index, has no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of Russell discontinuing publication of the Index are discussed in the section of product supplement STR-2 beginning on page S-37 entitled “Description of the Notes—Discontinuance of a Non-Exchange Traded Fund Market Measure.” None of us, the calculation agent, or MLPF&S accepts any responsibility for the calculation, maintenance, or publication of the Index or any successor index.

“Russell 2000®” and “Russell 3000®” are trademarks of Russell and have been licensed for use by our subsidiary, MLPF&S. The notes are not sponsored, endorsed, sold, or promoted by Russell, and Russell makes no representation regarding the advisability of investing in the notes.

Russell began dissemination of the Index (Bloomberg L.P. index symbol “RTY”) on January 1, 1984 and calculates and publishes the Index. The Index was set to 135 as of the close of business on December 31, 1986. The Index is designed to track the performance of the small capitalization segment of the U.S. equity market. As a subset of the Russell 3000® Index, the Index consists of approximately 2,000 of the smallest companies (based on a combination of their market capitalization and current index membership) included in the Russell 3000® Index. The Russell 3000® Index measures the performance of the largest 3,000 U.S. companies, representing approximately 99% of the U.S. equity market. The Index is determined, comprised, and calculated by Russell without regard to the notes.

Selection of Stocks Underlying the Index

Below are the requirements to be eligible for inclusion in the Russell 3000, and, consequently, the Index:

•

U.S. company. All companies eligible for inclusion in the Index must be classified as a U.S. company under Russell’s country-assignment methodology. If a company is incorporated, has a stated headquarters location, and trades in the same country (American Depositary Receipts and American Depositary Shares are not eligible), then the company is assigned to its country of incorporation. If any of the three factors are not the same, Russell defines three Home Country Indicators (“HCIs”): country of incorporation, country of headquarters, and country of the most liquid exchange (as defined by a two-year average daily dollar trading volume) (“ADDTV”). Using the HCIs, Russell compares the primary location of the company’s assets with the three HCIs. If the primary location of its assets matches any of the HCIs, then the company is assigned to the primary location of its assets. If there is insufficient information to determine the country in which the company’s assets are primarily located, Russell will use the primary country from which the company’s revenues are primarily derived for the comparison with the three HCIs in a similar manner. For the 2010 reconstitution, Russell will use one year of assets or revenues data to determine the country for the company. Beginning in 2011, Russell will use the average of two years of assets or revenues data, in order to reduce potential turnover. Assets and revenues data are retrieved from each company’s annual report as of the last trading day in May. If conclusive country details cannot be derived from assets or revenues data, Russell will assign the company to the country of its headquarters, which is defined as the address of the company’s principal executive offices, unless that country is a Benefit Driven Incorporation “BDI” country, in which case the company will be assigned to the country of its most liquid stock exchange. BDI countries include: Anguilla, Antigua and Barbuda, Bahamas, Barbados, Belize, Bermuda, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Faroe Islands, Gibraltar, Isle of Man, Liberia, Marshall Islands, Netherlands Antilles, Panama, and Turks and Caicos Islands.

•

Trading requirements. All securities eligible for inclusion in the Russell 3000 must trade on a major U.S. exchange. Bulletin Board, pink-sheets or over-the-counter traded securities are not eligible for inclusion.

•

Minimum closing price. Stocks must trade at or above US$1.00 on their primary exchange on the last trading day in May to be eligible for inclusion in the Russell 3000 during annual reconstitution or during initial public offering (IPO) eligibility. If a stock’s closing price is less than US$1.00 on the last day of May, it will be considered eligible if the average of the daily closing prices (from its primary exchange) during the month of May is equal to or greater than US$1.00. Nonetheless, a stock’s closing price (on its primary exchange) on the last trading day in May will be used to calculate market capitalization and index membership. Initial public offerings are added each quarter and must have a closing price at or above US$1.00 on the last day of their eligibility period in order to qualify for index inclusion. If a stock, new or existing, does not have a closing price at or above US$1.00 (on its primary exchange) on the last trading day in May, but does have a closing price at or above US$1.00 on another major U.S. exchange, that stock will be eligible for inclusion, but the lowest price from a non-primary exchange will be used to calculate market capitalization and index membership.

•	Minimum total market capitalization. Companies with a total market capitalization of less than US$30 million are not eligible for the Index.

•	Minimum float requirement. Companies with 5% or less of their shares available in the marketplace are not eligible for the Index.

•

Company structure. Royalty trusts, limited liability companies, closed-end investment companies, blank check companies, special purpose acquisition companies (SPACs) and limited partnerships are excluded from inclusion in the Russell 3000 Index. Business development companies (BDCs) are eligible.

•	Shares excluded. Preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights and trust receipts are not eligible for inclusion.

•

Deadline for inclusion. Stocks must be listed on the last trading day in May and Russell must have access to documentation verifying the company’s eligibility for inclusion. This information includes corporate description, incorporation, shares outstanding and other information needed to determine eligibility. IPOs will be considered for inclusion quarterly.

All Russell indices, including the Index, are reconstituted annually to reflect changes in the marketplace. The companies that meet the eligibility criteria are ranked on the last trading day of May of every year based on market capitalization using data available at that time, with the reconstitution taking effect as of the first trading day following the last Friday of June of that year. If the last Friday in June is the 28th, 29th or 30th day of June, reconstitution will occur the Friday prior.

Strategic Accelerated Redemption Securities®	TS-9

Market Capitalization

The primary criteria used to determine the initial list of common stocks eligible for inclusion in the Russell 3000, and thus the Index, is total market capitalization. Total market capitalization is determined by multiplying total outstanding shares by the market price as of the last trading day in May for those securities being considered at annual reconstitution. IPO eligibility is determined each quarter.

•

Determining total shares outstanding. Only common stock is used to determine market capitalization for a company. Any other form of shares, including preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights or trust receipts, are excluded from the calculation. If multiple share classes of common stock exist, they are combined. In cases where the common stock share classes act independently of each other (e.g., tracking stocks), each class is considered for inclusion separately.

•

Determining price. During each annual reconstitution, the last traded price on the last trading day in May of that year from the primary exchange is used to determine market capitalization. If a security does not trade on its primary exchange, the lowest price from another major U.S. exchange is used. In the case where multiple share classes exist, the primary trading vehicle is identified and used to determine price. For new members, the common share class with the highest trading volume will be considered the primary trading vehicle, and its associated price and trading symbol will be included in the Index.

Capitalization Adjustments

A security’s shares are adjusted to include only those shares available to the public, often referred to as “free float”. The purpose of this adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set. Stocks are weighted in all Russell indices, including the Index, by their float-adjusted market capitalization, which is calculated by multiplying the primary closing price by the available shares.

The following types of shares are removed from total market capitalization to arrive at free float or available market capitalization:

•	Cross ownership. Shares held by another member of a Russell index are considered cross-owned and all such shares will be adjusted regardless of percentage held.

•

Large corporate and private holdings. Shares held by another listed company (non-member) or private individuals will be adjusted if they are greater than 10% of shares outstanding. Share percentage is determined either by those shares held by an individual or a group of individuals acting together. For example, officers and directors holdings would be summed together to determine if they exceed 10%. However, not included in this class are institutional holdings, including investment companies, partnerships, insurance companies, mutual funds, banks or venture capital funds, unless these firms have a direct relationship to the company, such as board representation.

•	Employee stock ownership plan shares. Corporations that have employee stock ownership plans that comprise 10% or more of the shares outstanding are adjusted.

•	Unlisted share classes. Classes of common stock that are not traded on a U.S. exchange are adjusted.

•	IPO lock-ups. Shares locked-up during an IPO are not available to the public and are thus excluded from the market value at the time the IPO enters the Russell indices.

•

Government holdings. Holdings listed as “government of” are considered unavailable and will be removed entirely from available shares. Shares held by government investment boards and/or investment arms will be treated similar to large private holdings and removed if the holding is greater than 10%. Any holding by a government pension fund is considered institutional holdings and will not be removed from available shares.

Corporate Actions Affecting the Index

Changes to all Russell U.S. indices, including the Index, are made when an action is final.

•

“No replacement” rule. Securities that leave the Index, between reconstitution dates, for any reason (e.g., mergers, acquisitions or other similar corporate activity) are not replaced. Thus, the number of securities in the Index over a year may fluctuate according to corporate activity.

•	Mergers and acquisitions. Merger and acquisition activity results in changes to the membership and weighting of members within the Index.

•

Re-incorporations. Members of the Index that are re-incorporated to another country but continue to trade in the U.S. will be reviewed for eligibility at the next reconstitution. Companies that re-incorporate and no longer trade in the U.S. are immediately deleted from the Index and placed in the appropriate country within the Russell Global Index. Companies that re-incorporate to the U.S. during the year, will be reviewed for eligibility at the next reconstitution.

•

Re-classifications of shares (primary vehicles). The primary vehicle share class will not be assessed or changed outside of reconstitution unless the existing share class ceases to exist. In the event of extenuating circumstances signaling a necessary primary vehicle change, proper notification will be made.

•

Rights offerings. Rights offered to shareholders are reflected in the Index the date the offer expires for nontransferable rights and on the ex-date for transferable rights. In both cases, the price is adjusted to account for the value of the right on the ex-date, and shares are increased according to the terms of the offering on that day. Rights issued in anticipation of a takeover event, or “poison pill” rights are excluded from this treatment and no price adjustment is made for their issuance or redemption.

Strategic Accelerated Redemption Securities®	TS-10

•

Changes to shares outstanding. Changes to shares outstanding due to buybacks (including Dutch Auctions), secondary offerings, merger activity with a non-Index member and other potential changes are updated at the end of the month (with the sole exception of June) in which the change is reflected in vendor supplied updates and verified by Russell using an SEC filing. For a change in shares to occur, the cumulative change to available shares must be greater than 5%.

•

Spin-offs. The only additions between reconstitution dates are as a result of spin-offs and IPOs. Spin-off companies are added to the Index if warranted by the market capitalization of the spin-off company.

•

Tender offers. A company acquired as the result of a tender offer is removed when the tender offer has fully expired and it is determined that the company will finalize the process with a short form merger. Shares of the acquiring company, if a member of the Index, will be increased simultaneously.

•

Delisting. Only companies listed on U.S. exchanges are included in the Index. Therefore, when a company is delisted from a U.S. exchange and moved to over-the-counter trading, the company is removed from the Index.

•

Bankruptcy and voluntary liquidations. Companies that file for Chapter 7 liquidation bankruptcy or file any other liquidation plan will be removed from the Index at the time of the filing. Companies filing for a Chapter 11 re-organization bankruptcy will remain a member of the Index, unless delisted from their primary exchange. In that case, normal delisting rules will apply.

•

Stock distributions. Stock distributions can take two forms: (1) a stated amount of stock distributed on the ex-date or (2) an undetermined amount of stock based on earnings and profits on a future date. In both cases, a price adjustment is made on the ex-date of the distribution. Shares are increased on the ex-date for category (1) and on the pay-date for category (2).

•

Dividends. Gross dividends are included in the daily total return calculation of the Index based on their ex-dates. The ex-date is used rather than the pay-date because the market place price adjustment for the dividend occurs on the ex-date. Monthly, quarterly and annual total returns are calculated by compounding the reinvestment of dividends daily. The reinvestment and compounding is at the total index level, not at the security level. Stock prices are adjusted to reflect special cash dividends on the ex-date. If a dividend is payable in stock and cash and the stock rate cannot be determined by the ex-date, the dividend is treated as all cash.

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Halted securities. Halted securities are not removed from the Index until the time they are actually delisted from the exchange. If a security is halted, it remains in the Index at the last traded price from the primary exchange until the time the security resumes trading or is officially delisted.

Additional information on the Index is available on the following website: http://www.russell.com. No information on the website shall be deemed to be included or incorporated by reference in this term sheet.

Strategic Accelerated Redemption Securities®	TS-11

The following graph sets forth the monthly historical performance of the Index in the period from January 2006 through December 2010. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes. On January 19, 2011, the closing level of the Index was 786.89.

Before investing in the notes, you should consult publicly available sources for the levels and trading pattern of the Index. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in the Index and financial markets generally exhibiting greater volatility than in earlier periods.

License Agreement

Russell and MLPF&S have entered into a non-exclusive license agreement providing for the license to MLPF&S and its affiliates, including us, in exchange for a fee, of the right to use indices owned and published by Russell in connection with some securities, including the notes. The license agreement provides that the following language must be stated in this term sheet:

The notes are not sponsored, endorsed, sold, or promoted by Russell. Russell makes no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Index to track general stock market performance or a segment of the same. Russell’s publication of the Index in no way suggests or implies an opinion by Russell as to the advisability of investment in any or all of the securities upon which the Index is based. Russell’s only relationship to MLPF&S and to us is the licensing of certain trademarks and trade names of Russell and of the Index, which is determined, composed, and calculated by Russell without regard to MLPF&S, us, or the notes. Russell is not responsible for and has not reviewed the notes nor any associated literature or publications and Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. Russell reserves the right, at any time and without notice, to alter, amend, terminate, or in any way change the Index. Russell has no obligation or liability in connection with the administration, marketing, or trading of the notes.

RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN AND RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY MLPF&S, US, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN. RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

“Russell 2000® Index” and “Russell 3000® Index” are trademarks of Russell and have been licensed for use by us. The notes are not sponsored, endorsed, sold, or promoted by Russell and Russell makes no representation regarding the advisability of investing in the notes.

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Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

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You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as a callable single financial contract linked to the Index that requires you to pay us at inception an amount equal to the purchase price of the notes and that entitles you to receive at maturity or upon earlier redemption an amount in cash linked to the level of the Index.

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Under this characterization and tax treatment of the notes, upon receipt of a cash payment at maturity or upon a sale, exchange, or redemption of the notes prior to maturity, you generally will recognize capital gain or loss. This capital gain or loss generally will be long-term capital gain or loss if you hold the notes for more than one year and otherwise will be short-term capital gain or loss. Accordingly, if the notes are called on the first or second Observation Date, your capital gain or loss generally will be short-term capital gain or loss.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-43 of product supplement STR-2, which you should carefully review prior to investing in the notes.

General. Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the notes, we intend to treat the notes for all tax purposes as a callable single financial contract linked to the Index that requires you to pay us at inception an amount equal to the purchase price of the notes and that entitles you to receive at maturity or upon earlier redemption an amount in cash linked to the level of the Index. Under the terms of the notes, we and every investor in the notes agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the notes as described in the preceding sentence. This discussion assumes that the notes constitute a callable single financial contract linked to the Index for U.S. federal income tax purposes. If the notes did not constitute a callable single financial contract, the tax consequences described below would be materially different.

This characterization of the notes is not binding on the Internal Revenue Service (“IRS”) or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in product supplement STR-2. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative characterizations. The discussion in this section and in the section entitled “U.S. Federal Income Tax Summary” in product supplement STR-2 assume that there is a significant possibility of a significant loss of principal on an investment in the notes.

Settlement at Maturity or Sale, Exchange, or Redemption Prior to Maturity. Assuming that the notes are properly characterized and treated as callable single financial contracts linked to the Index for U.S. federal income tax purposes, upon receipt of a cash payment at maturity or upon a sale, exchange, or redemption of the notes prior to maturity, a U.S. Holder (as defined on page S-44 of product supplement STR-2) generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s basis in the notes. This capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder holds the notes for more than one year and otherwise will be short-term capital gain or loss. Accordingly, if the notes are called on the first or second Observation Date, a U.S. Holder’s capital gain or loss generally will be short-term capital gain or loss. The deductibility of capital losses is subject to limitations.

Possible Future Tax Law Changes. From time to time, there may be legislative proposals or interpretive guidance addressing the tax treatment of financial instruments such as the notes. We cannot predict the likelihood of any such legislation or guidance being adopted, or the ultimate impact on the notes. For example, on December 7, 2007, the IRS released Notice 2008-2 (“Notice”) seeking comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” This Notice addresses instruments such as the notes. According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the notes should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing, and character of income, gain, or loss in respect of the notes, possibly with retroactive effect. The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Internal Revenue Code of 1986, as amended, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset. We urge you to consult your own tax advisors concerning the impact and the significance of the above considerations. We intend to continue treating the notes for U.S. federal income tax purposes in the manner described herein unless and until such time as we determine, or the IRS or Treasury determines, that some other treatment is more appropriate.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. See the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-43 of product supplement STR-2.

Strategic Accelerated Redemption Securities®	TS-13

Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement STR-2 dated April 21, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003417/g18702p5e424b5.htm

▪	Series L MTN prospectus supplement dated April 21, 2009 and prospectus dated April 20, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003387/g18667b5e424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Market-Linked Investments Classification

Market-Linked Investments come in four basic categories, each designed to meet a different set of investor risk profiles, time horizons, income requirements, and market views (bullish, bearish, moderate outlook, etc.). The following descriptions of these categories are meant solely for informational purposes and are not intended to represent any particular Market-Linked Investment or guarantee performance. Certain Market-Linked Investments may have overlapping characteristics.

Market Downside Protection: Market Downside Protection Market-Linked Investments combine some of the capital preservation features of traditional bonds with the growth potential of equities and other asset classes. They offer full or partial market downside protection at maturity, while offering market exposure that may provide better returns than comparable fixed-income securities. It is important to note that the market downside protection feature provides investors with protection only at maturity, subject to issuer credit risk. In addition, in exchange for full or partial protection, you forfeit dividends and full exposure to the linked asset’s upside. In some circumstances, this could result in a lower return than with a direct investment in the asset.

Enhanced Income: These short- to medium-term market-linked notes offer you a way to enhance your income stream, either through variable or fixed-interest coupons, an added payout at maturity based on the performance of the linked asset, or both. In exchange for receiving current income, you will generally forfeit upside potential on the linked asset. Even so, the prospect of higher interest payments and/or an additional payout may equate to a higher return potential than you may be able to find through other fixed-income securities. Enhanced Income Market-Linked Investments generally do not include market downside protection. The degree to which your principal is repaid at maturity is generally determined by the performance of the linked asset. Although enhanced income streams may help offset potential declines in the asset, you can still lose part or all of your original investment.

Market Access: Market Access notes may offer exposure to certain market sectors, asset classes, and/or strategies that may not even be available through the other three categories of Market-Linked Investments. Subject to certain fees, the returns on Market Access Market-Linked Investments will generally correspond on a one-to-one basis with any increases or decreases in the value of the linked asset, similar to a direct investment. In some instances, they may also provide interim coupon payments. These investments do not include the market downside protection feature and, therefore, your principal remains at risk.

Enhanced Return: These short- to medium-term investments offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept a degree of market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

“Strategic Accelerated Redemption Securities®” is our registered service mark.

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